UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)
                             HOMEOWNERS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    43739N107
                                 (CUSIP Number)

                            Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                          Boston, Massachusetts, 02110
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 6, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    2    of     8    Pages
           -------------------                         -------     -------
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1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above PeNAPAQ Corporation
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                   (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*         WC

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization          Nevada

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  Number of          7     Sole Voting Power                  126,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             126,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person   126,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)  2.27%

--------------------------------------------------------------------------------
14  Type of Reporting Person*    PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    3    of     8    Pages
           -------------------                         -------     -------
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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above PeCross Country Motor Club, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*    WC

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      Massachusetts
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  Number of          7     Sole Voting Power                  362,500
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             362,500
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    362,500

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)      6.522%

--------------------------------------------------------------------------------
14  Type of Reporting Person*      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    4    of     8    Pages
           -------------------                         -------     -------
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1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above PeJeffrey C. Wolk
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*               (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*      PF

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  3,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             3,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     3,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)  .054%

--------------------------------------------------------------------------------
14  Type of Reporting Person*     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    5    of     8    Pages
           -------------------                         -------     -------
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1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above PeHAC, INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*       WC

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     Delaware

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  Number of          7     Sole Voting Power                  1,147,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             1,147,000
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    1,147,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     20.635%

--------------------------------------------------------------------------------
14  Type of Reporting Person*   PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.










 CUSIP NO. 43739N107                               Page    6    of    8    Pages
                                                        -------    -------


         This Amendment No. 7 relates to the Schedule 13D originally filed on behalf of the Reporting Persons on April 4, 1996. The text of Items 3 and 5 are hereby amended by adding the following:


Item 3.  Source and Amount of Funds.

         The source and amount of funds used by HAC, Inc. to purchase securities of the Issuer was working capital. The approximate aggregate amount of funds used by HAC, Inc. to purchase such securities was $2,291,212.

Item 5.  Interest in Securities of the Issuer.

         (a) HAC, Inc. is the beneficial owner of 1,147,000 shares of Common Stock of the Issuer, all of which were acquired in privately negotiated transactions. The total number of shares of Common Stock beneficially owned by HAC, Inc. represents 20.635% of the shares of Common Stock outstanding.

              The number of shares owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on the 5,558,350 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-K for the fiscal year ended December 31, 1996.

         (b) HAC, Inc. has the sole power to vote or dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it.

         (c) On May 6, 1997, HAC, Inc. purchased 1,027,000 shares of Common Stock of the Issuer at a price of $2.03 per shares for a total amount of $2,084,810 in a single privately negotiated transaction. As a result of such acquisition, The Cross Country Group, Inc. has represented to the Issuer that neither it nor its affiliates will seek to change the Issuer's Board of Directors, or otherwise exercise control of the Issuer prior to consummation of Merger contemplated by the Agreement and Plan of the Merger dated as of May 14, 1996, as amended.









 CUSIP NO. 43739N107                               Page    7    of    8    Pages
                                                        -------    -------


         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one
(1) instrument.


                                  The Cross Country Motor Club, Inc.


                                  by:  /s/        Howard L. Wolk
                                     ----------------------------------------
                                           Howard L. Wolk, Vice President


                                  NAPAQ Corporation


                                  by:  /s/        Howard L. Wolk
                                     ----------------------------------------
                                           Howard L. Wolk, Vice President


                                       /s/        Jeffrey C. Wolk
                                     ----------------------------------------
                                                  Jeffrey C. Wolk


                                  HAC, Inc.


                                  by:  /s/        Howard L. Wolk
                                     ---------------------------------------
                                           Howard L. Wolk, Vice President


Dated:  May 6, 1997










 CUSIP NO. 43739N107                               Page    8    of    8    Pages
                                                        -------    -------


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             HOMEOWNERS GROUP, INC.
                          COMMON STOCK, $0.01 PAR VALUE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 6th day of May, 1997.


                                      NAPAQ Corporation


                                      by:  /s/        Howard L. Wolk
                                         --------------------------------------
                                               Howard L. Wolk, Vice President


                                      The Cross Country Motor Club, Inc.


                                      by:  /s/        Howard L. Wolk
                                         --------------------------------------
                                               Howard L. Wolk, Vice President


                                           /s/        Jeffrey C. Wolk
                                         --------------------------------------
                                                      Jeffrey C. Wolk


                                      HAC, Inc.


                                      by:  /s/        Howard L. Wolk
                                         --------------------------------------
                                               Howard L. Wolk, Vice President


Dated:  May 6, 1997